Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are referred to the announcement released on August 22, 2018 wherein shareholders were advised that Stefan Joselowitz had exercised 2,500,000 share options  (equivalent to 100,000 American Depositary Shares (“ADS”) that were awarded to him in 2012 under the MiX Telematics Group Executive Incentive Scheme and that the intention was to sell up to 2,000,000 of these shares (equivalent to 80,000 ADS) to cover primarily the strike price and resultant tax implications of the transaction. Stefan Joselowitz has elected to convert these 2,500,000 shares to 100,000 ADS.  At the conclusion of the transaction, Joselowitz will have increased his shareholding in MiX Telematics by at least 500,000 ordinary shares (equivalent to 20,000 ADS), bringing his total shareholding to at least 26,842,045 ordinary shares (equivalent to 1,073,682 ADS).

Shareholders are accordingly advised of the following information relating to the dealings in securities by Stefan Joselowitz:

Transaction date:	September 5, 2018
Class of securities:	ADS
Number of securities:*	6 800 (equivalent to 170 000 ordinary shares)
Highest price per security:**	USD16.53
Average price per security:	USD15.70994
Lowest price per security:**	USD15.54
Total value:	USD106 827.59
Nature of transaction:	Sale of ADSs on the New York Stock Exchange
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Transaction date:	September 6, 2018
Class of securities:	ADS
Number of securities:*	27 900 (equivalent to 697 500 ordinary shares)
Highest price per security: **	USD15.90
Average price per security:	USD15.51989
Lowest price per security: **	USD15.30
Total value:	USD433 004,98
Nature of transaction:	Sale of ADSs on the New York Stock Exchange
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Transaction date:	September 7, 2018
Class of securities:	ADS
Number of securities:*	21 519 (equivalent to 537 975 ordinary shares)
Highest price per security: **	USD15.66
Average price per security:	USD15.42100
Lowest price per security: **	USD15.31
Total value:	USD331 844.50
Nature of transaction:	Sale of ADSs on the New York Stock Exchange
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
* One ADS equals 25 ordinary shares.
**Highest and lowest traded prices per security on the market on the day.

September 10, 2018

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